

September 9, 2010

via U.S. mail and facsimile to (801) 584-5788

Mr. J. Kimo Esplin, Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **RE:** **Huntsman Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 19, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **File No. 1-32427**

Dear Mr. Esplin:

We have reviewed your response letter dated August 26, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

General

1. We note your counsel has acknowledged the Tandy representations included in the last part of our comment letter. In your new response letter, please ensure that a Company representative, instead, makes these acknowledgements.

2. In future earnings releases where you include Adjusted EBITDA from discontinued operations, Adjusted net income, Adjusted net income from discontinued operations, or any other non-GAAP financial measure, please disclose the reasons you believe presentation of such non-GAAP financial measures provides useful information to investors regarding your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and the Instructions to Item 2.02 of Form 8-K.

Form 10-Q for the period ended March 31, 2010

Exhibit 10.1

3. We note your response to comment 10 in our letter dated August 12, 2010. Please confirm that all information contained in the referenced schedules and that is currently in effect, whether through operation of the original exhibit or schedule or a superseding document, is currently being made available to investors by exhibit to your publicly filed reports. To the extent that the information is not currently on file, ensure that you next Exchange Act report includes all material information that is currently omitted from Exhibit 10.1.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief